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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07002543

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44768

RECD S.E.C.
MAR 1 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ABG Sundal Collier, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Douglas Miller (212) 605-3827
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Andrew Stuttaford, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ABG Sundal Collier, Inc., for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Andrew Stuttaford
President

February 21, 2007
Date

Subscribed and sworn to before me,

On this 21 of Feb 2007



Notary Public

NANCY J. COHEN
Notary Public, State of New York
No. 01CO6134863
Qualified in New York County
Commission Expires Oct. 11, 2009

Deloitte.


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH., D.C.
199
SECTION

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ABG Sundal Collier, Inc.

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc. (the "Company"), (a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc.), as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ABG Sundal Collier, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2007

ABG SUNDAL COLLIER, INC.
(A Wholly-Owned Subsidiary of ABG Sundal Collier Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
CASH AND CASH EQUIVALENTS	$15,511,174
RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER	439,929
RECEIVABLE FROM AFFILIATES	1,410,298
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS (Net of accumulated depreciation and amortization of $761,805)	137,813
DEFERRED TAX ASSET—NET	199,985
OTHER ASSETS	223,251
TOTAL	$17,922,450

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Income taxes payable	$ 335,156
Accrued bonuses	4,878,028
Accrued expenses and other liabilities	270,007
Total liabilities	5,483,191
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized; 500 shares issued and outstanding	5
Additional paid in capital	2,951,463
Retained earnings	9,487,791
Total stockholder's equity	12,439,259
TOTAL	$17,922,450

See notes to statement of financial condition.

1. GENERAL

ABG Sundal Collier, Inc. (the "Company") is a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly-owned by ABG Sundal Collier, ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and NASD.

The Company generates commissions by introducing institutional customer commission business to a clearing broker-dealer on a fully-disclosed basis. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, who takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Receivables from and deposit with clearing broker—The net receivable from trade date transactions not settled as of December 31, 2006 and a deposit of $250,000 at the clearing broker are reflected as receivable from and deposit with clearing broker in the statement of financial condition.

Cash and Cash Equivalents—Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of seven days or less.

Furniture, Equipment and Leasehold Improvements—Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or useful life.

Income Taxes—The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis. The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

New Accounting Developments—In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainties in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must presume the tax position will be examined by the relevant tax authority and determine whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the financial statement impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Statement also allows an entity to early adopt the Statement provided that the entity also adopts the requirements of SFAS No. 157. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2006 were as follows:

Furniture	$ 123,072
Computer Equipment	268,485
Telephone Equipment	223,365
Leasehold Improvements	284,696
	899,618
Less accumulated depreciation and amortization	(761,805)
	$ 137,813

During the year ended 2005, the Company signed a new lease effective January 1, 2006 for the same office space it occupied. The new lease expires on December 31, 2015. In December 2006, the lease was modified and monthly payments increased effective January 1, 2006. In connection with the new lease agreement, the Company is required to maintain a $192,217 letter of credit in the event of default. There are no amounts outstanding under the letter of credit.

Future minimum annual lease payments under the noncancellable lease as of December 31, 2006, are approximately as follows:

2007	$ 403,455
2008	403,455
2009	403,455
2010	403,455
2011	434,490
2012-2015	1,737,960

4. INCOME TAX

The major sources of temporary differences and their deferred income tax effects as of December 31, 2006, were as follows:

Deferred tax assets:	
Depreciation adjustment	$ 46,780
Net operating loss carryforward	414,302
Less: Valuation allowance	(261,097)
Net deferred tax assets	$ 199,985

A valuation allowance of $261,097 was established in prior years for the portion of the federal net operating loss carryforward which may not be utilized due to a prior ownership change. Based upon available evidence, it appears more likely than not that this particular element of the net deferred tax asset will not be realized.

The Company has approximate Federal, state and local income tax net operating loss carryforwards, which expire as follows:

Year Ending December 31,	Amount
2007	$ 394,500
2009	109,000
2012	411,500
	$ 915,000

5. RETIREMENT PLAN

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested.

6. COMMITMENTS AND CONTINGENCIES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

7. CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully disclosed basis with the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintained cash and money market account balances with financial institutions in excess of Federal insurable limits and is exposed to the credit risk resulting from this concentration of cash.

8. RELATED PARTY TRANSACTIONS

The Company, as an introducing broker, has an agreement with ASA whereby ASA provides the Company with execution, clearance and other brokerage related services on behalf of the Company's customers.

The Company is allocated from ASA introducing fees, interest income and other income and certain common expenses for research, execution and management, which are paid by certain of the Company's international affiliates. Net commissions revenue of $1,360,693 remains due from ASA as of December 31, 2006 and is included in receivables from affiliates in the statement of financial condition. Also included in the receivable from affiliates is $49,605 due from ABG Sundal Collier Real Estate, Inc. for expenses paid on their behalf.

The Company grants loans to selected officers and employees. At December 31, 2006, total receivable due from employees was $4,951, which is included in other assets in the statement of financial condition. All loans bore interest rates at Prime plus 1%.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2006, the Company had net capital, as defined, of $13,679,693 which was $13,528,137 in excess of its required net capital of $150,913. At December 31, 2006, the Company

had aggregate indebtedness of $2,263,693. The ratio of aggregate indebtedness to net capital was .17 to 1.

10. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at market value. The fair value of all other financial assets and liabilities is considered to approximate the recorded value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 21, 2007

ABG Sundal Collier, Inc.
535 Madison Avenue, 17th floor
New York, NY 10022

In planning and performing our audit of the financial statements of ABG Sundal Collier, Inc. (the "Company"), (a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc.), as of and for the year ended December 31, 2006 (on which we issued our report dated February 21, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END